Mail Stop 4561

August 1, 2008

Husni Hassadiyeh
President and Director
Buyonate, Inc.
c/o EASTBIZ.COM INC.
5348 Vegas Drive
Las Vegas, NV 89108

Re: **Buyonate, Inc.**
                Registration Statement on Form S-1
                Filed July 25, 2008
                File No. 333-152535

Dear Mr. Hassadiyeh:

Except for the matter addressed in the following comment, we have not reviewed and will not review the above-referenced registration statement.

Signatures

1.   The registration statement must be signed by the company's principal financial officer and its controller or principal accounting officer. See Instruction 1 to Signatures in the Form S-1. Please revise your registration statement to include the appropriate signatures. If one person occupies more than one of the positions specified in Instruction 1 to Signatures in the Form S-1, you must indicate on the signature page of your amendment all of the capacities in which that person is signing the registration statement.

*   *   *   *   *

As appropriate, please amend your filing in response to our comment. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that responds to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call Matthew Crispino at (202) 551-3456. If you have further questions, you may contact me at (202) 551-3462.   If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile at (702) 944-7100
         Scott P. Doney, Esq.
         Cane Clark LLP
         Telephone: (702) 312-6255